Conectiv Thermal Systems, Inc.
Consolidated Balance Sheet
(Dollars in Thousands)
(Unaudited)

	As of March 31, 2003
ASSETS	
Current Assets	
Cash and cash equivalents	*
Accounts receivable	*
Inventories, at average cost	
Fuel (coal, oil and gas)	*
Materials and supplies	*
Income tax benefit receivable	*
Other prepayments	*
	*
Investments	
Funds held by trustee	*
Property, Plant and Equipment	
Property, plant and equipment	*
Less: Accumulated depreciation	*
Net Plant	*
Intangibles	*
Construction work-in-progress	*
	*
Deferred Charges and Other Assets	
Unamortized debt expense	*
Other	*
	*
Total Assets	*
LIABILITIES AND OWNER'S EQUITY	
Current Liabilities	
Accounts payable	*
Accounts payable to associated companies	*
Interest accrued	*
Notes receivable to associated companies	*
Other	*
	*
Deferred Credits and Other Liabilities	
Pension and OPEB	*
Deferred income taxes, net	*
Other	*
	*
Capitalization	
Additional paid-in capital	*
Retained deficit	*
Conectiv money pool loan	*
Total equity	*
Variable rate demand bonds **	*
Total capitalization	*
Total Capitalization and Liabilities	*

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility
  Holding Company Act of 1935.
** Classified as current liability for external reporting

Conectiv Thermal Systems, Inc.
Consolidated Statements of Income
(Dollars in Thousands)
(Unaudited)

	Three Months Ended March 31, 2003
OPERATING REVENUES	*
OPERATING EXPENSES	
Electric fuel and purchased energy and capacity	
Cost of sales	*
Operation and maintenance	*
Depreciation and amortization	*
Taxes other than income taxes	*
	*
OPERATING INCOME	*
	*
OTHER INCOME	*
INTEREST EXPENSE	
Interest charges	*
Allowance for borrowed funds used during construction and capitalized interest	*
	*
INCOME BEFORE INCOME TAXES	*
INCOME TAXES	*
NET INCOME	*

* Filed under request for confidential treatment pursuant to Rule 104(b) of the Public Utility Holding Company Act of 1935.